UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OLINK HOLDING AB (PUBL)
(Name of Subject Company (Issuer))

ORION ACQUISITION AB
(Offeror)
a direct, wholly owned subsidiary of

THERMO FISHER SCIENTIFIC INC.
(Ultimate Parent of Offeror)

Common Shares, quota value SEK 2.431906612623020 per Share
American Depositary Shares (“ADSs”), each representing one Common Share, quota value SEK 2.431906612623020 per Share
(Title of Class of Securities)

680710100*
(CUSIP Number of Class of Securities)

Michael A. Boxer
Senior Vice President and General Counsel
Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham, Massachusetts 02451
Telephone:  (781) 622-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ting S. Chen Bethany A. Pfalzgraf Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 +1 (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

*This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing one (1) Common Share.

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission on October 31, 2023, by Thermo Fisher Scientific Inc., a Delaware corporation (“Parent”). The Schedule TO relates to the tender offer (the “Offer”) by Orion Acquisition AB, a private limited liability company organized under the laws of Sweden, a direct, wholly owned subsidiary of Parent, to purchase all of the outstanding common shares, quota value SEK 2.431906612623020 per share (the “Shares”) and all of the outstanding American Depositary Shares, each representing one Share (the “ADSs”), of Olink Holding AB (publ), Reg. No. 559189-7755, a public limited liability company organized under the laws of Sweden, in exchange for $26.00 per Share (that is not represented by an ADS) or $26.00 per ADS, as applicable, in cash, without interest (such amount per Share and ADS paid pursuant to the Offer in accordance with the Purchase Agreement (as defined in the Schedule TO)), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 31, 2023, the related ADS Letter of Transmittal and the related Acceptance Form for Shares, copies of each of which are attached to the Schedule TO as exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to amend and supplement the Item set forth below.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(J)	Email to Nominees and Other Market Participants Holding Olink Holding AB (publ) Common Shares from DNB Markets, a part of DNB Bank ASA, Sweden Branch, on November 6, 2023.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Thermo Fisher Scientific Inc.

By:	/s/ Michael A. Boxer
	Name:	Michael A. Boxer
	Title:	Senior Vice President and General Counsel
	Date:	November 6, 2023

Orion Acquisition AB, a direct, wholly owned subsidiary of Parent

By:	/s/ Anthony H. Smith
	Name:	Anthony H. Smith
	Title:	Director
	Date:	November 6, 2023